UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                     SEC File Number   000-24962
                                                     CUSIP Number    379399 10 8

(Check One)
/x/ Form 10-K/Form 10-KSB // Form 20-F // Form 11-K // Form 10-Q and // Form 10-QSB // Form N-SAR // Form N-SAR

For period ended December 31, 2003

/ / Transition Report on Form 10-K/Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q/Form 10-QSB
/ / Transition Report on Form N-SAR

For the transition period ended

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    GlobalNet Corporation
Address of principal executive office:      2204 Timberloch Place, Suite 140
City, State and Zip Code:                   The Woodlands, Texas 77380

                                IMPORTANT NOTES:

The Form 10-KSB for the year ended December 31, 2003 (the "Form 10-KSB"), to which this Form 12b-25 relates, will include unaudited consolidated financial statements of the registrant's wholly-owned subsidiary, GlobalNet, Inc. for the year ended December 31, 2002 (the "2002 Financial Statements"), in lieu of audited financial statements because the registrant was unable to obtain from KPMG, LLP ("KPMG"), the auditor of the 2002 Financial Statements, a manually signed audit report in respect of the2002 Financial Statements and the consent of KPMG to the inclusion of such audit report in the Form 10-KSB.

As a result of the foregoing, for purposes of determining whether the registrant is current in its periodic reporting obligations as required for reliance on the safe harbor under Rule 144, the registrant has not filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports).

                                     PART II
                             RULE 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                        (a)      The reasons described in reasonable detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;

                        (b) The subject annual report, semi-annual report, transition report on Forms 10-K,
X 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

On August 21, 2003, the registrant acquired all of the issued and outstanding capital stock of GlobalNet, Inc. Prior to the acquisition of GlobalNet, Inc. by the registrant, KPMG, LLP ("KPMG") audited the consolidated financial statements of GlobalNet, Inc. for the year ended December 31, 2002 (the "2002 Financial Statements"). The 2002 Financial Statements were included in the registrant's Form 8-K/A filed with the Commission on November 4, 2003 and the registrant's Information Statement on Schedule 14C filed with the Commission on October 7, 2003. The 2002 Financial Statements included in both the Form 8-K/A and Information Statement were accompanied by KPMG's report dated May 30, 2003 with KPMG's consent in accordance with Regulation S-X Section 2-02(a).

The 2002 Financial Statements are necessary to be included in the registrant's Form 10-KSB for the year ended December 31, 2003 (the "Form 10-KSB") in accordance with Regulation S-X Section 3-05(b)(4)(iii). The registrant was anticipating that KPMG would issue its report for inclusion in the Form 10-KSB. As late as the morning of Thursday, March 25, 2004, KPMG indicated that it would provide the audit report. After the close of business on March 25, 2004, KPMG alerted the registrant that it would not consent to inclusion of its report for the 2002 Financial Statements in the Form 10-KSB. KPMG has not provided the registrant with any written statement on its refusal to withhold its report. KPMG's only reason given for such withholding was oral and stated that KPMG did not want to accept the registrant as a client. Registrant's management believes that there are no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the 2002 Financial Statements.

The registrant has requested that the registrant's principal independent accountants, Ehrhardt Keefe Steiner & Hottman PC ("EKS&H"), and EKS&H has agreed, to audit, and provide its report with respect to, the financial statements of GlobalNet, Inc. for the year ended December 31, 2002 in lieu of the 2002 Financial Statements.

As a result in change of circumstances arising from KPMG's withholding of its report, EKS&H has been delayed in completing the audit of the financial statements of the registrant for the year ended December 31, 2003 and is unable to complete the audit of such financial statements by the due date for the Form 10-KSB. The registrant expects to be able to file the Form 10-KSB within the additional time allowed by Rule 12b-25, excluding an auditor's report for the 2002 Financial Statements.

The registrant intends to file an amendment to the Form 10-KSB within 60 days of the original due date of the Form 10-KSB (excluding any additional period under Rule 12b-25), that presents (i) the financial statements audited by an independent public accountant other than KPMG, (ii) a discussion of any material changes from the 2002 Financial Statements, and (iii) any other section of the Form 10-KSB that should be amended, including without limitation, Management's Discussion and Analysis of Financial Condition and Results of Operations, to reflect any changes in the financial statements so filed by amendment. Except as provided above, no auditor has opined that the 2002 Financial Statements present fairly, in all material respects, the financial position, the results of operations, cash flows and the changes in shareholders' equity of GlobalNet, Inc. for the periods reported in the 2002 Financial Statements in accordance with generally accepted accounting principles.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         James G. Smith, Esq.
         Tarter Krinsky & Drogin, LLP
         (212) 481-8585

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                             : Yes X      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             : Yes X      No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant expects material changes in certain extraordinary items presented in its consolidated statements of operation. During 2002, GlobalNet, Inc., the registrant's wholly-owned subsidiary, recorded the restructuring charge in connection with the termination of certain employees, the discontinuance of certain circuits and the closing of its office in Marietta, Georgia as part of a restructuring plan to reduce operating expenses of $1,131,000 compared to $1,000 for 2003. Also during 2002, GlobalNet, Inc. also became uncertain whether it would be able to recover the carrying value of its property and equipment as a result of its prior parent's decision to exit the telecommunications business and the current depressed market values for telecommunications assets. As a result, GlobalNet, Inc. determined that its property and equipment were impaired and recorded a $4,146,000 write-off, which represented 50% of the net book value of those assets as of June 29, 2002. Fixed asset write-offs for the year ended December 31, 2003 were nominal and for the year ended December 31, 2002 were $1,113,112. Finally in 2002, GlobalNet, Inc. wrote off goodwill of $50,300,000 with no write off occurring in 2003. In accordance with Staff Accounting Bulletins No. 54 and No. 73, GlobalNet, Inc. has "pushed down" to its stand-alone consolidated statements the purchase accounting adjustments in reference to the Titan merger.

GlobalNet Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004                       By: /s/ MARK T. WOOD
                                           ----------------
                                           Mark T. Wood
                                           Chief Executive Officer and President